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                                   Exhibit 16





December 17, 2003




Securities and Exchange Commission
Washington, DC 20549


We have read Item 4 of Form 8-K dated December 17, 2003of International Surfacing, Inc. (the "Company") and are in agreement with the statements contained in paragraphs 4(a)(ii) and 4(a)(iv) for the year ended December 31, 2001. Subsequent to the date, we have not been engaged to provide accounting or auditing services to the Company, and accordingly, we have not had any substantive discussions with the Company on any matters of accounting principles or practices, financial statements disclosure, or auditing scope or procedures.

We have no other basis to agree or disagree with other statements of the Registrant contained therein.


Very truly yours,




ERNST & YOUNG LLP